CSB BANCORP, INC.
6 West Jackson Street
Millersburg, Ohio 44654

NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON
APRIL 23, 2003

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of CSB Bancorp, Inc. ("CSB") will be held at 91 North Clay Street, Millersburg, Ohio 44654, on Wednesday, April 23, 2003, at 7:00 p.m. local time, for the following purposes:

- To elect three directors for three-year terms ending in 2006; and

- To transact any other business that may properly come before the Meeting or any adjournments thereof.

Shareholders of record at the close of business on February 28, 2003 are entitled to vote at the Meeting and at any adjournments thereof.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ C. JAMES BESS

C. James Bess

Chairman of the Board, President and Chief Executive Officer

Millersburg, Ohio
March 24, 2003

THE PROMPT RETURN OF PROXIES WILL SAVE CSB THE EXPENSE OF A

FURTHER REQUEST FOR PROXIES IN ORDER TO INSURE A QUORUM. PLEASE

NOTE THAT YOUR VOTE CANNOT BE COUNTED UNLESS YOU SIGN AND RETURN

THE PROXY CARD OR ATTEND THE MEETING AND VOTE IN PERSON.

CSB BANCORP, INC.
6 West Jackson Street
Millersburg, Ohio 44654

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
April 23, 2003

GENERAL

The enclosed proxy is solicited by the Board of Directors of CSB Bancorp, Inc. ("CSB"), the principal executive offices of which are located at 6 West Jackson Street, Millersburg, Ohio 44654, in connection with the Annual Meeting of Shareholders (the "Meeting") of CSB to be held on Wednesday, April 23, 2003, at 91 North Clay Street, Millersburg, Ohio 44654, at 7:00 p.m. local time. This proxy statement and the accompanying notice of meeting are first being mailed to shareholders on or about March 24, 2003.

The Meeting has been called for the following purposes: (i) to elect three directors, each for a three-year term; and (ii) to transact any other business that may properly come before the Meeting or any adjournment thereof.

REVOCATION OF PROXIES, DISCRETIONARY AUTHORITY
AND CUMULATIVE VOTING

CSB's common shares, par value $6.25 per share (the "Common Shares"), can be voted at the Meeting only if the shareholder is represented by proxy or is present in person. Shareholders who execute proxies retain the right to revoke them at any time. Unless so revoked, the shares represented by such proxies will be voted at the Meeting and all adjournments thereof. Proxies may be revoked by written notice to the Secretary of CSB (addressed to: CSB Bancorp, Inc., 6 West Jackson Street, Millersburg, Ohio 44654, Attention: Margaret L. Conn, Secretary) or by the filing of a later dated proxy prior to a vote being taken on a particular proposal at the Meeting. A proxy will not be voted if a shareholder attends the Meeting and votes in person. Proxies solicited by the Board of Directors will be voted in accordance with the directions given therein. Where no instructions are indicated, proxies will be voted for the nominees for directors set forth below or as otherwise described herein in the event cumulative voting for directors is properly requested. The proxy confers discretionary authority on the persons named therein to vote with respect to (i) the election of any person as a director where the nominee is unavailable or unable to serve; (ii) matters incident to the conduct of the Meeting and (iii) any other business that may properly come before the Meeting or any adjournment thereof. At this time, it is not known whether there will be cumulative voting for the election of directors at the Meeting. If any shareholder demands cumulative voting for the election of directors at the Meeting, your proxy will give the individuals named on the proxy full discretion and authority to vote cumulatively, and in their sole discretion to allocate votes among any or all of the nominees for director, unless authority to vote for any or all of the nominees is withheld.

The enclosed proxy is being solicited by CSB and the cost of soliciting proxies will be borne by CSB. In addition to use of the mails, proxies may be solicited personally or by telephone, telegraph or telefax by directors, officers and employees of CSB.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Shareholders of record as of the close of business on February 28, 2003 are entitled to (i) notice of the Meeting and (ii) one vote on each matter to be considered at the Meeting for each Common Share held on that date. As of February 28, 2003, CSB had 2,633,812.2857 Common Shares issued and outstanding. The presence at the Meeting in person or by proxy of at least a majority of such shares will be required to constitute a quorum at the Meeting. Common Shares held by holders who abstain from voting and all Common Shares held by brokers who do not have the discretionary authority to vote on certain matters will be included in determining the presence of a quorum.

The following table sets forth the Common Shares beneficially owned by each person, group or entity owning more than five percent of CSB's outstanding Common Shares as of February 28, 2003. This information was obtained from a Schedule 13D/A filed by the Committee of Concerned CSB Shareholders for a Better Bank on January 3, 2002.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Shares Outstanding
The Committee of Concerned CSB Shareholders for a Better Bank, 1450 Fox Run Lane, Canfield, Ohio 44406[1]	231,836.5948	8.802[2]

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[1] The Committee consists of Richard G. Elliott, Ted W. DeHass, Don E. Sprankle, Gloria L. Miller, Darwin L. Snyder and Victor R. Snyder.

[2] The percent of Common Shares outstanding was determined based on the January 3, 2002 Schedule 13D/A ownership of the Committee and the number of Common Shares outstanding on the Record Date.

The following table sets forth, as of February 28, 2003, (i) the Common Shares beneficially owned by each director, nominee for director and named executive officer of CSB or any person who has acted in such capacity since the beginning of the last fiscal year of CSB and (ii) the Common Shares beneficially owned by all current executive officers and directors as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]	Percent of Common Shares Outstanding	Director
Robert K. Baker	1,867.7787[2]	0.071%	Yes
C. James Bess	20,000.0000[3]	0.759%	Yes
Ronald E. Holtman	770.0000[4]	0.029%	Yes
J. Thomas Lang	5,301.8108[5]	0.201%	Yes
Daniel J. Miller	37,005.9710[6]	1.405%	Yes
Jeffrey A. Robb, Sr.	1,218.8075[7]	0.046%	Yes
Samuel M. Steimel	12,609.1081[8]	0.479%	Yes
Eddie L. Steiner	635.6863[9]	0.024%	Yes
F. Joanne Vincent	159.4959	0.006%	No[10]
John R. Waltman	14,054.7460[11]	0.534%	Yes
Kelly W. George	1,319.1453[12]	0.050%	No
A. Lee Miller	3,758.1715[13]	0.143%	No
Michael J. Saporito	1,733.8922[14]	0.066%	No
Total of current Directors and Executive Officers as a Group (14 persons)	103,262.3971	3.921%	

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[1] The Securities and Exchange Commission has defined "beneficial owner" of a security to include any person who has or shares voting power or investment power with respect to any such security or who has the right to acquire beneficial ownership of any such security within sixty days.

[2] Includes 459.8868 shares owned by Bonnie L. or Robert K. Baker in joint tenancy with right of survivorship, 450 shares owned by Bonnie L. Baker, 200 shares owned by the Robert K. Baker IRA, and 757.8919 shares owned by Bakerwell, Inc., of which Mr. Baker is co-owner.

[3] These are options granted to Mr. Bess pursuant to his Employment Agreement with CSB effective March 1, 2001, as amended.

[4] These shares are owned by the Ronald E. Holtman IRA.

[5] Includes 128.1832 shares owned by J. Thomas Lang, 4,291.3891 shares owned by Karen J. Lang, 239.6929 shares owned by Kendra S. Lang, 456.6857 shares owned by the J. Thomas Lang IRA and 185.8599 shares owned by the Karen J. Lang IRA.

[6] Includes 9,786.3722 shares owned by Daniel J. Miller, 10,111.8427 shares owned by Mary F. Miller and 17,107.7561 shares owned by the East Holmes Family Care Employees Pension Plan.

[7] Includes 100 shares owned by Jeffrey A. Robb, Sr., and 1,118.8075 shares owned by the Jeffrey A. Robb, Sr. IRA.

[8] Includes 100 shares owned by Samuel M. Steimel, 10,912 shares owned by Ronda P. Steimel, 881 shares owned by the Samuel M. Steimel IRA, 112.8520 shares owned by the Ronda P. Steimel IRA, 5.3522 shares owned by Samuel M. Steimel, custodian for Benjamin Steimel Ladrach, 5.3522 shares owned by Samuel M. Steimel, custodian for William Frederick Ladrach, 121.8801 shares owned by Ronda P. Steimel, custodian for Zaccary Allen Patterson, 121.8801 shares owned by Ronda P. Steimel, custodian for Cassandra Faye Patterson, 121.8802 shares owned by Ronda P. Steimel, Custodian for Brogan M. Steimel, 121.8802 shares owned by Ronda P. Steimel, Custodian for Skylar Patterson, and 105.0311 shares owned by CATS, a partnership in which Mr. Steimel owns 25% interest.

[9] These shares are owned by Eddie L. Steiner or Jane M. Steiner in joint tenancy with right of survivorship.

[10] Ms. Vincent's term as a member of the Boards of Directors of the Bank and CSB expired April 24, 2002 and she declined to run for reelection to these Boards of Directors.

[11] Includes 6,508.6362 shares owned by John R. Waltman, 310.9386 shares owned by Ruth A. Waltman, and 7,235.1712 shares owned by the John R. Waltman IRA.

[12] Includes 152.0340 shares owned by Kelly W. George, 167.1113 shares owned by the Kelly W. George 401(k) and 1,000 stock options granted to Mr. George.

[13] Includes 2 shares owned by A. Lee Miller, 300 shares owned by A. Lee Miller and Debra S. Miller in joint tenancy, 211.2739 shares owned by the A. Lee Miller IRA, 2,244.8976 shares owned by the A. Lee Miller 401(k), and 1,000 stock options granted to Mr. Miller.

[14] Includes 2.0464 shares owned by Michael J. Saporito and Victoria I. Saporito in joint tenancy with right of survivorship, 731.8458 shares owned by the Michael J. Saporito 401(k) and 1,000 stock options granted to Mr. Saporito.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires CSB's officers, directors and persons who own more than ten percent of a registered class of CSB's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required to furnish CSB with copies of all Section 16(a) forms they file. During 2002, the Form 3 of Pamela S. Basinger, an officer of CSB and the Bank, was inadvertently not filed within the required filing time. Additionally, the Form 4 of Kelly W. George, an officer of CSB and the Bank, and the Form 4 of Ronald E. Holtman, a director of CSB and the Bank, each involving a purchase of Common Shares, were inadvertently not filed within the required filing time. Finally, the Form 4 of Samuel M. Steimel, a director of CSB and the Bank, involving a sale of Common Shares by his spouse was inadvertently not filed within the required filing time. With the exception of the foregoing and based solely on CSB's review of the copies of such forms received by it and by statements of officers and directors that they complied with all applicable filing requirements, CSB's officers, directors and greater than ten percent beneficial owners have complied with all filing requirements applicable to them.

ELECTION OF DIRECTORS

CSB's Regulations provide that its business shall be managed by a board of directors of not less than three and not more than twenty-five persons. CSB's Regulations divide such directors into three classes, as nearly equal in number as possible, and set their terms at three years. The Board of Directors, pursuant to CSB's Regulations, has established the number of directors at nine.

Assuming that at least a majority of the issued and outstanding Common Shares are present at the Meeting so that a quorum exists, the three nominees for director of CSB receiving the most votes will be elected as directors. Shareholders have the right to vote cumulatively in the election of directors. In order to exercise the right to vote cumulatively, a shareholder must give written notice to the President, a Vice President or the Secretary of CSB not less than forty-eight hours before the time fixed for the meeting, and the shareholder's demand for cumulative voting must be announced at the commencement of the meeting by or on behalf of the shareholder. If cumulative voting is elected, a shareholder may cast as many votes in an election of directors as the number of directors to be elected multiplied by the number of shares held. The Board of Directors has nominated Ronald E. Holtman, Daniel J. Miller and Eddie L. Steiner to serve until the 2006 Annual Meeting of Shareholders, and until their respective successors are elected and qualified. Mr. Holtman, Dr. Miller and Mr. Steiner are incumbent directors whose present terms expire at the Meeting.

If it is intended that Common Shares represented by the accompanying form of proxy will be voted for the election of nominees, please so indicate on the proxy card. (If you do not wish your shares to be voted for particular nominees, please so indicate on the proxy card.) If one or more of the nominees should, at the time of the Meeting, be unavailable or unable to serve as a director, the shares represented by the proxies will be voted to elect the remaining nominee and any substitute nominee designated by the Board of Directors. The Board of Directors knows of no reason why any of the nominees will be unavailable or unable to serve. At this time, it is not known whether there will be cumulative voting for the election of directors at the Meeting. If any shareholder properly demands cumulative voting for the election of directors at the Meeting, your proxy will give the individuals named on the proxy full discretion and authority to vote cumulatively and in their sole discretion to allocate votes among any or all of the nominees, unless authority to vote for any or all of the nominees is withheld.

The Board of Directors recommends that shareholders vote "FOR" the election of the nominees.

The following table sets forth information concerning nominees for director of CSB, including their principal occupation or employment during the past five years. Each nominee, if elected, will serve for a term expiring at the Annual Meeting of Shareholders in 2006.

Nominees for Directors

Name	Age	Principal Occupation [1]	Positions Held with CSB	Year First Elected or Appointed Director	Term to Expire
Ronald E. Holtman	60	Attorney, Logee, Hostetler, Stutzman & Lehman	Director	2001	2003
Daniel J. Miller	63	Physician, East Holmes Family Care, Inc.	Director	1979	2003
Eddie L. Steiner	47	Vice President, Production, Smith Dairy Products Company	Director	2001	2003

_____

[1] Unless otherwise noted herein, each of the Nominees for Director has been engaged in the occupation and employment described above for the past five years.

The following table sets forth information concerning (i) incumbent directors of CSB who are not nominees for election at the Meeting; and (ii) the other current executive officers of CSB. Included in the table is information regarding each person's principal occupation or employment during the past five years.

Directors and Executive Officers

Name	Age	Principal Occupation [1]	Positions Held with CSB	Year First Elected or Appointed Director or Officer, As Applicable	Term to Expire
Robert K. Baker	48	Co-owner and Controller, Bakerwell, Inc.	Director	2001	2005
C. James Bess	65	Banker	Director, Chairman of the Board, President and CEO [2]	2001	2005
J. Thomas Lang	59	Veterinarian, Dairy Farmer, Spring Hill Farm, Inc.	Director	1993	2005
Jeffrey A. Robb, Sr.	53	President and CEO, Exchange Bancshares, Inc. and The Exchange Bank [3]	Director	2001	2004

Name	Age	Principal Occupation [1]	Positions Held with CSB	Year First Elected or Appointed Director or Officer, As Applicable	Term to Expire
Samuel M. Steimel	45	Attorney, The Steimel Law Office	Director	1989	2004
John R. Waltman	61	Attorney, Critchfield, Critchfield & Johnston, Ltd.	Director	2001	2004
Pamela S. Basinger	32	Banker	Treasurer	1996	N/A
Margaret L. Conn	38	Banker	Secretary	2001	N/A
Kelly W. George	35	Banker	Senior Vice President and Chief Lending Officer [4]	2001	N/A
A. Lee Miller	44	Banker	Senior Vice President and Chief Financial Officer	1997	N/A
Michael J. Saporito	52	Banker	Senior Vice President, Chief Operations Officer and Chief Information Officer [5]	2001	N/A

_____

[1] Unless otherwise noted herein, each of the Directors has been engaged in the occupations and employment described above for the past five years.

[2] Mr. Bess held the position of President of PLB Associates, Inc. from 1997 to 2000, when he was elected President and Chief Executive Officer of CSB.

[3] Mr. Robb held the position of Chairman and Manager of Robb, Dixon & Company until 2000, and President and Chief Executive Officer of Robb Companies, Inc. from 2000 to 2002, when he was named President and Chief Executive Officer of Exchange Bancshares, Inc. and The Exchange Bank, located in Luckey, Ohio.

[4] Mr. George held the position of Bank Examiner of The Federal Reserve Bank of Cleveland from 1997 to 2000 and Vice President of the Bank from 2000 to 2001, when he was promoted to Senior Vice President and Chief Lending Officer of the Bank.

[5] Mr. Saporito held the position of Senior Vice President-Operations of First Citizens Bank, located in Tennessee, from January 1996 until May 2001, when he was hired as Senior Vice President, Chief Operations Officer and Chief Information Officer of the Bank.

The Board of Directors conducts its business through meetings of the Board and its committees. The Board of Directors held 14 meetings during the year ended December 31, 2002. No director attended fewer than 75% of such meetings. Directors receive no compensation from CSB, except that fees described in this paragraph paid to directors for service on the Nominating Committee are paid by CSB. In addition, each director of CSB also serves as a director of the Bank, a subsidiary of CSB, for which outside directors were compensated at a rate of $10,000 annually, plus $500 per Board Meeting attended or reviewed, and $500 per Committee Meeting and the inside director was compensated at a rate of $2,500 per month.

CSB has an Acquisition Committee, which formulates plans for potential candidates of acquisitions and mergers. The Acquisition Committee currently consists of Mr. Bess, Mr. Holtman, Mr. Lang, Dr. Miller, Mr. Robb and Mr. Steiner. The Acquisition Committee did not meet in 2002.

CSB has a Nominating Committee, which selects the nominees for election as directors. The Nominating Committee currently consists of Mr. Baker, Mr. Steimel and Mr. Waltman. John F. Canfield and Darwin L. Snyder, shareholders of CSB, assisted the Nominating Committee as ad hoc members, for which they were not compensated. The Nominating Committee met three times in 2002. The Nominating Committee will consider nominees for election as directors submitted by shareholders of CSB. No nominations for directors, except those made by the Nominating Committee, shall be voted upon at the Meeting unless other nominations are submitted by shareholders to the Secretary of CSB in writing not less than fourteen nor more than fifty days prior to the date of the Meeting.

CSB has a Compensation Committee, which develops and recommends executive compensation principles, policies and programs to the CSB Board of Directors. The Compensation Committee currently consists of Mr. Baker, Mr. Bess, an executive officer of CSB and the Bank, Mr. Holtman, Mr. Lang, Dr. Miller and Mr. Steimel. The Compensation Committee met three times in 2002.

CSB has an Audit Committee, the members of which currently consist of Mr. Baker, Mr. Robb and Mr. Steiner, each of whom is a certified public accountant (Mr. Baker is an inactive certified public accountant). The Board of Directors has adopted a written charter for the Audit Committee. The Audit Committee makes recommendations to the Board of Directors concerning the engagement of independent auditors, reviews with the independent auditors the plans and results of the audit, and reviews the adequacy of the Bank's internal accounting controls. The Audit Committee met twelve times in 2002.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The Compensation Committee is responsible for developing and recommending CSB's executive compensation principles, policies and programs to the Board of Directors. The Compensation Committee believes that in representing the Board of Directors, it must act in the best interest of the shareholders as it reviews and determines CSB's executive compensation principles, policies and programs. The Compensation Committee's essential goal is to create a balance by which CSB is able to attract and retain qualified management personnel, while at the same time providing for maximization of CSB's financial performance and safeguarding CSB's assets. In compensating CSB's executive officers, the Committee seeks to achieve the following goals:

1. motivate executive officers to strive for and achieve outstanding corporate performance which provides a direct benefit to shareholders;

2. attract highly-qualified key management personnel; and

3. reward superior performance in reaching corporate objectives with aggressive compensation levels and provide that a significant portion of compensation will be dependent on CSB's annual performance.

Base salaries for executive officers in 2002 were determined after review of an analysis of salaries paid for comparable positions and consideration of the competition for executive talent within CSB's industry. CSB's review included a survey by the Ohio Bankers Association of executive salaries. CSB's compensation philosophy is to target executive salaries close to the mean of the market rate paid for comparable positions by similarly sized bank holding companies. CSB's senior officers recommend to the Board of Directors an aggregate amount of cash and options to purchase Common Shares to offer as bonuses to employees of the Bank each fiscal year, based upon the performance of CSB and the Bank during the prior fiscal year, and an allocation of these bonuses among the employees of CSB and the Bank. After consideration of this recommendation, the Compensation Committee approves the issuance of bonuses to employees of the Bank each year.

CSB currently has an employment agreement with Mr. Bess as described in further detail below. Mr. Bess' 2002 base salary, shown in the "Salary" column of the Compensation Table below, was established under Mr. Bess' employment agreement, which was approved by the Committee and the Board. Given the nature of Mr. Bess' experience and his responsibilities with CSB, we believe that his salary as set forth in his employment agreement is within the range of industry standards for a financial institution of CSB's size.

THE COMPENSATION COMMITTEE

Robert K. Baker
C. James Bess
Ronald E. Holtman
J. Thomas Lang
Daniel J. Miller
Samuel M. Steimel

REPORT OF THE AUDIT COMMITTEE OF THE
BOARD OF DIRECTORS

The following Audit Committee Report is provided in accordance with the rules and regulations of the Securities and Exchange Commission. The Audit Committee, all of the members of which are certified public accountants (Mr. Baker is an inactive certified public accountant), has reviewed and discussed the audited consolidated financial statements with management and the Board of Directors of CSB. Management of CSB is responsible for CSB's financial reporting process, including its system of internal control, and for the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles. CSB's auditors are responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes.

The committee has reviewed and discussed with Clifton Gunderson LLP ("Clifton Gunderson"), CSB's independent auditors for the year ended December 31, 2002, the matters required to be discussed by Statement of Auditing Standards 61, as may be modified or supplemented. The Audit Committee also has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as may be modified or supplemented and, as required, has discussed with Clifton Gunderson its independence. Based on the foregoing discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in CSB's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

THE AUDIT COMMITTEE

Robert K. Baker
Jeffrey A. Robb, Sr.
Eddie L. Steiner

CERTIFIED PUBLIC ACCOUNTANTS

Clifton Gunderson, certified public accountants, acted as CSB's auditors for the 2002 fiscal year and will act in such capacity for the 2003 fiscal year. A representative of Clifton Gunderson is expected to be present at the Meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed or billable for professional services rendered by Clifton Gunderson for the audit of the CSB's annual consolidated financial statements for the 2002 fiscal year and the reviews of the consolidated financial statements included in CSB's Quarterly Reports on Form 10-Q for the 2002 fiscal year (collectively, the "Audit Services") were $56,000.

Financial Information Systems Design and Implementation Fees and All Other Fees

No fees were due to Clifton Gunderson in connection with financial information systems design and implementation for the most recent fiscal year. The aggregate fees paid to Clifton Gunderson for non-audit services for 2002 were $7,525.

The Audit Committee has considered and determined that the provision of any of the non-audit or other services provided by Clifton Gunderson to CSB is compatible with maintaining Clifton Gunderson's independence.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the persons who were the named executive officers as set forth below during the fiscal year ended December 31, 2002.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options/SARs (#)	All Other Compensation ($)
C. James Bess President, Chief Executive Officer and Chairman of the Board	2002	$300,000	$0	$42,600[1]	-0-	$10,000[2]
	2001	$250,000	$0	$44,055[3]	20,000	$62,609[4]
	2000	$0	$0	$0	-0-	$20,280[5]
A. Lee Miller, Senior VP and Chief Financial Officer	2002	$112,000	$10,000	$600[6]	1,000	$6,126[7]
	2001	$109,834	$5,000	$0	-0-	$5,817[7]
	2000	$105,000	$15,250[8]	$0	-0-	$5,803[7]
Kelly W. George, Senior VP and Chief Lending Officer	2002	$100,000	$20,000	$600[6]	1,000	$6,020[9]
	2001	$85,122	$17,000	$0	-0-	$3,063[9]
	2000	$42,144	$2,250	$0	-0-	$0
Michael J. Saporito, Senior Vice President,	2002	$92,885	$15,000	$13,398[10]	1,000	$5,732[11]

Name and Principal Position		Annual Compensation			Long Term Compensation	
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options/SARs (#)	All Other Compensation ($)
Chief Operations Officer and Chief Information Officer						
	2001	$50,670	$5,000	$12,140[12]	-0-	$1,357[11]
	2000	$0	$0	-0-	-0-	$0

_____

[1] Includes the following amounts paid to Mr. Bess: (i) $12,000 paid for travel allowance; (ii) $600 paid for a club membership; and (iii) $30,000 for director fees.

[2] This amount was contributed to Mr. Bess pursuant to the Bank's Profit Sharing and 401(k) Savings Retirement Plan.

[3] Includes the following amounts paid to Mr. Bess: (i) $11,000 paid for automobile allowance; (ii) $12,000 paid for relocation allowance; (iii) $7,000 paid for housing allowance; (iv) $1,425 paid for a club membership; and (v) $12,630 for director fees.

[4] Includes the following amounts paid to Mr. Bess: (i) $8,529 contributed to Mr. Bess pursuant to the Bank's Profit Sharing and 401(k) Savings Retirement Plan; and (ii) $54,080 earned in consulting fees for the period prior to Mr. Bess' employment with CSB, which began on March 1, 2001.

[5] These amounts were paid to Mr. Bess for consulting services provided to CSB and the Bank during 2000.

[6] This amount was paid for a club membership.

[7] These amounts were contributed to Mr. Miller pursuant to the Bank's Profit Sharing and 401(k) Savings Retirement Plan.

[8] Includes $10,000.00 paid to Mr. Miller for serving as acting President and Chief Executive Officer during fiscal year 2000.

[9] These amounts were contributed to Mr. George pursuant to the Bank's Profit Sharing and 401(k) Savings Retirement Plan.

[10] Includes the following amounts paid to Mr. Saporito: (i) $6,648 paid for relocation expenses; (ii) $3,750 paid for per diem; and (iii) $3,000 paid for housing allowance.

[11] These amounts were contributed to Mr. Saporito pursuant to the Bank's Profit Sharing and 401(k) Savings Retirement Plan.

[12] Includes the following amounts paid to Mr. Saporito: (i) $3,000 signing bonus; (ii) $4,125 paid for per diem; and (iii) $5,015 paid for housing allowance.

Option/SAR Grants in Last Fiscal Year

Name	Number of Securities Underlying Options/SARs Granted (#)[1]	% of Total Options/Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[2]	
		Individual Grants			5%($)	10%($)
A. Lee Miller	1,000	6.82%	$16.05	December 31, 2012	$10,094	$25,580
Kelly W. George	1,000	6.82%	$16.05	December 31, 2012	$10,094	$25,580
Michael J. Saporito	1,000	6.82%	$16.05	December 31, 2012	$10,094	$25,580

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[1] The options were granted pursuant to CSB's Share Incentive Plan (the "Plan"). All options granted under the Plan in 2002 are qualified stock options. Twenty Percent of each option grant described in this table becomes vested and exercisable on each anniversary of the grant date, with one hundred percent of the options being vested and exercisable five years from the grant date. Pursuant to the Plan, in the event of a "change in control" (as defined in the Plan) of CSB, all share incentives issued under the Plan will vest or be exercisable by holders of share incentives.

[2] The options are calculated on option terms of ten years beginning December 31, 2002 through December 31, 2012. The dollar amounts under these columns are the result of calculations at the five percent and the ten percent rates set by the Securities and Exchange Commission and therefore are not intended to forecast possible future appreciation of CSB's Common Shares. CSB did not use an alternative formula for a grant date valuation, as CSB is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

The Bank currently has an employment agreement with C. James Bess which expires on February 28, 2004. This agreement provides for the payment of an annual base salary of $300,000, a bonus of ten percent to thirty percent, as determined by the Board of Directors, of his base salary if, based on the audited financial statements of the Bank for years 2001 and 2002, the return on assets exceeds one percent, and vacation and benefits. Mr. Bess was also granted an option to purchase up to 20,000 Common Shares for $15.00 per share, which option will expire on March 1, 2006. Finally, Mr. Bess receives an automobile allowance and is eligible to receive a housing allowance in the event that Mr. Bess does not receive fees for attending Board of Directors and Executive Committee meetings. In the event the Bank terminates Mr. Bess' employment without "cause" (as defined in the agreement) or Mr. Bess terminates his employment with the Bank for "good reason" (as defined in the agreement), the agreement entitles him to a severance payment equal to the unpaid amount of base salary due during the term of the agreement, which expires February 28, 2004, plus one year of his base salary as in effect on the date of termination, as well as continued coverage for a period of one year under a health plan with benefits the same or similar to those Mr. Bess had with the Bank at the time of termination of his employment agreement. In the event the Bank terminates Mr. Bess' employment for "cause" (as defined in the agreement), the option to purchase Common Shares described in this paragraph will terminate thirty business days following such termination for cause. The agreement also provides that, upon termination of employment following a "change in control" (as defined in the agreement), Mr. Bess shall receive a payment equal to the unpaid amount of base salary due during the term of the agreement, which expires February 28, 2004, plus one year of his annual base salary as in effect on the date of occurrence of the "change in control," all paid at the closing of the event constituting a "change in control." The agreement contains an agreement by Mr. Bess not to compete with the Bank, without the prior written consent of the Bank, for a period of one year following the date of termination of his employment for any reason.

The Bank currently has an employment agreement with Kelly W. George which expires on July 1, 2004. This agreement provides for the payment of an annual base salary of $100,000, a bonus to be paid at the discretion of the Board of Directors of the Bank, and vacation and benefits. In the event the Bank terminates Mr. George's employment without "cause" (as defined in the agreement), the agreement entitles him to a severance payment equal to the unpaid amount due during the employment term prior to the termination, plus one hundred-eighty days of his base salary as in effect on the date of termination. The agreement also provides that, upon termination of employment following a "change in control" (as defined in the agreement), Mr. George shall receive a payment equal to two years of his annual base salary as in effect on the date of occurrence of the "change in control," as well as continued coverage for a period of one year under a health plan with benefits the same or similar to those Mr. George had with the Bank at the time of the "change in control." The agreement contains an agreement by Mr. George not to compete with the Bank, without the prior written consent of the Bank, for a period of one hundred-eighty days following the date of termination of employment for "cause," and for a period of three months following the date of termination of employment for "good reason" by Mr. George or without "cause" by the Bank.

The Bank currently has an employment agreement with Michael J. Saporito which expires on July 1, 2004. This agreement provides for the payment of an annual base salary of $95,000, a bonus to be paid at the discretion of the Board of Directors of the Bank, and vacation and benefits. In the event the Bank terminates Mr. Saporito's employment without "cause" (as defined in the agreement), the agreement entitles him to a severance payment equal to the unpaid amount due during the employment term prior to the termination, plus six months of his base salary as in effect on the date of termination. The agreement also provides that, upon termination of employment following a "change in control" (as defined in the agreement), Mr. Saporito shall receive a payment equal to two years of his annual base salary as in effect on the date of occurrence of the "change in control," as well as continued coverage for a period of one year under a health plan with benefits the same or similar to those Mr. Saporito had with the Bank at the time of the "change in control." The agreement contains an agreement by Mr. Saporito not to compete with the Bank, without the prior written consent of the Bank, for a period of six months following the date of termination of employment for "cause," for "good reason" by Mr. Saporito or without "cause" by the Bank.

PERFORMANCE GRAPH

The following graph compares the yearly stock change and the cumulative total shareholder return on CSB's Common Shares during the five year period ended December 31, 2002, with the cumulative total return on the NASDAQ Bank Stock Index and the Standard and Poor's 500 Stock Index. The comparison assumes $100 was invested on December 31, 1997 in CSB's Common Shares and in each of the indicated indices and assumes reinvestment of dividends.

	1997	1998	1999	2000	2001	2002
CSB	$100.00	$155.66	$101.26	$48.30	$48.62	52.92
NASDAQ Bank	$100.00	$99.36	$95.51	$108.95	$117.97	$120.61
S & P	$100.00	$129.03	$156.28	$142.38	$125.59	$97.72



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CSB has engaged and intends to continue to engage in the lending of money through the Bank to various directors and officers of CSB. These loans to such persons were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as prevailing at the time for comparable transactions with other persons and did not involve more than a normal risk of collectibility or other unfavorable features.

In addition to those banking transactions conducted in the ordinary course, the following related transactions were conducted. Each of these transactions was made on terms similar to those that could have been negotiated with an unaffiliated third party.

CSB and the Bank retained the Steimel Law Office and Holmes County Title Co. during 2002 for legal services and real estate closing services in connection with various matters arising in the ordinary course of the business of CSB and the Bank. Samuel M. Steimel is the owner of the Steimel Law Office and his wife is the owner of Holmes County Title Co. CSB and the Bank contemplate using the Steimel Law Office and Holmes County Title Co. in the future on similar terms, as needed.

CSB and the Bank retained Critchfield, Critchfield & Johnston, Ltd. and Heartland Title Agency during 2002 for legal services and real estate closing services in connection with various matters arising in the ordinary course of the business of CSB and the Bank. John R. Waltman is a partner of both Critchfield, Critchfield & Johnston, Ltd. and Heartland Title Agency. CSB and the Bank contemplate using both Critchfield, Critchfield & Johnston, Ltd. and Heartland Title Agency in the future on similar terms, as needed.

CSB and the Bank retained Logee, Hostetler, Stutzman & Lehman during 2002 for legal services in connection with various matters arising in the ordinary course of the business of CSB and the Bank. Ronald E. Holtman is a partner of Logee, Hostetler, Stutzman & Lehman. CSB and the Bank contemplate using Logee, Hostetler, Stutzman & Lehman in the future on similar terms, as needed.

OTHER BUSINESS

The Board of Directors is not aware of any business to be addressed at the Meeting other than those matters described above in this Proxy Statement. However, if any business other than that set forth in the Notice of the Meeting should be properly presented at the Meeting, it is intended that the Common Shares represented by proxies will be voted with respect thereto in accordance with the judgment of the person voting them.

ANNUAL REPORTS

Shareholders are referred to CSB's Annual Report to Shareholders for the fiscal year ended December 31, 2002 for financial information about the activities of CSB. Such report is not incorporated into this Proxy Statement and is not deemed to be part of the proxy solicitation materials.

PROPOSALS OF SECURITY HOLDERS

In order to be eligible for inclusion in CSB's proxy materials for the 2004 Annual Meeting of Shareholders, any shareholder's proposal to take action at such meeting must be received at CSB's main office at 6 West Jackson Street, Millersburg, Ohio 44654, no later than November 22, 2003. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ C. JAMES BESS

C. James Bess

Chairman of the Board, President and Chief
Executive Officer

Millersburg, Ohio
March 24, 2003

PROXY CARD

CSB BANCORP, INC.
6 West Jackson Street
Millersburg, Ohio 44654

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Samuel M. Steimel, John R. Waltman and Robert K. Baker, and each of them, with full power of substitution, as proxies to vote, as designated below, for and in the name of the undersigned all shares of stock of CSB Bancorp, Inc. ("CSB") which the undersigned is entitled to vote at the Annual Meeting of the Shareholders of said Company scheduled to be held on April 23, 2003 at 7:00 p.m. local time at 91 North Clay Street, Millersburg, Ohio 44654 or at any adjournments or recesses thereof.

Shareholders have the right to vote cumulatively in the election of directors. In order to exercise the right to vote cumulatively, a shareholder must give written notice to the President, a Vice President or the Secretary of CSB not less than forty-eight hours before the time fixed for the meeting, and the shareholder's demand for cumulative voting must be announced at the commencement of the meeting by or on behalf of the shareholder. If cumulative voting is elected, a shareholder may cast as many votes in an election of directors as the number of directors to be elected multiplied by the number of shares held. If any shareholder demands cumulative voting for the election of directors at the Meeting, this proxy gives the individuals named on the proxy full discretion and authority to vote cumulatively, and in their sole discretion to allocate votes among any or all of the nominees, unless authority to vote for any or all of the nominees is withheld.

Please mark X in the appropriate box. The Board of Directors recommends a FOR vote on the proposal.

1.   ELECTION OF DIRECTORS

        FOR:

                [ ] Ronald E. Holtman
                [ ] Daniel J. Miller
                [ ] Eddie L. Steiner

        WITHHOLD AUTHORITY:

                [ ] Ronald E. Holtman
                [ ] Daniel J. Miller
                [ ] Eddie L. Steiner

2.   In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the election of Directors.

ALL FORMER PROXIES ARE HEREBY REVOKED.

_____

(Signature of Shareholder)

_____

(Signature of Shareholder)

(Please sign exactly as your name appears hereon. All joint owners should sign. When signing in a fiduciary capacity or as a corporate officer, please give your full title as such.)

Dated: _____, 2003